VIA EDGAR

Piper Sandler & Co.

1251 Avenue of the Americas, 6th Floor

New York, New York 10020

February 7, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel

Re:	Abacus Life, Inc.

Registration Statement on Form S-1

File No. 333-276795

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the several underwriters, hereby join in the request of Abacus Life, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement on Form S-1, as amended, so that it becomes effective at 12:00 PM, Eastern Time, on February 9, 2024 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Locke Lord LLP, may orally request via telephone call that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we intend to distribute to each underwriter, dealer or institution who is reasonably anticipated to participate in the offering as many copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

We, the undersigned, as representative of the several underwriters, confirm on behalf of ourselves and the other participating underwriters that we have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issuance.

[Signature Page Follows]

Very truly yours,

Acting on behalf of itself and the several underwriters

PIPER SANDLER & CO.

By: /s/ James Furey
Name: James Furey
Title: Managing Director

Signature Page to Acceleration Request